Surge Holdings, Inc.

3124 Brother Blvd, Suite 104

Bartlett, TN 38133

September 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Surge Holdings, Inc. Registration Statement on Form S-1 (File No. 333-233726)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-1 (File No. 333-233726) filed with the Securities and Exchange Commission by Surge Holdings, Inc. (the “Company”) on September 12, 2019 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact Brian Cox of the Company, at (901) 302-9587.

Sincerely, Surge Holdings, Inc.

By:	/s/ Kevin Brian Cox
Kevin Brian Cox
Chief Executive Officer